                    [CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

                                                                  March 15, 2007

                              BioFuel Energy Corp.
                              --------------------
                       Registration Statement on Form S-1
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                               File No. 333-139203
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Dear Ms. Long:

     BioFuel Energy Corp. (the "Company") has filed today with the Securities and Exchange Commission (the "Commission"), via EDGAR, Amendment No. 2
("Amendment No. 2") to its Registration Statement on Form S-1 (File No.
333-139203) (the "Registration Statement"). Four clean copies of Amendment No.
2, and four copies that are marked to show changes from Amendment No. 1 to the
Registration Statement, are enclosed for your convenience with three copies of this letter.

     Set forth below in bold font are the comments of the staff of the
Commission (the "Staff") contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure. Where requested, supplemental information is provided.

GENERAL
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1.   COMMENTS REGARDING YOUR CONFIDENTIAL TREATMENT REQUEST WILL BE SENT UNDER
     SEPARATE COVER. PLEASE NOTE THAT WE WILL NOT BE IN A POSITION TO CONSIDER A
     REQUEST FOR ACCELERATION OF EFFECTIVENESS OF THE REGISTRATION STATEMENT
     UNTIL WE RESOLVE ALL ISSUES CONCERNING THE CONFIDENTIAL TREATMENT REQUEST.

     We acknowledge the Staff's comment. We have received the Staff's comments on our confidential treatment request and will respond under separate cover. We confirm that we will not request acceleration of effectiveness of the
Registration Statement until all issues concerning the confidential treatment request have been resolved.

RECAPITALIZATION, PAGE 31
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2.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 27 IN OUR LETTER DATED JANUARY 4,
     2007. IT IS UNCLEAR WHETHER THERE ARE ANY PREFERENTIAL RATIOS AND IF SO,
     HOW THEY ARE GOING TO BE ACCOUNTED FOR. PLEASE ADVISE.

     As described on page 93, the outstanding membership interests of the LLC consist of A units, B units, M units, C units and D units (collectively, the
"Existing Units"). The existing LLC agreement of BioFuel Energy, LLC establishes an order of priority for distributions in respect of the Existing Units, such that holders of the A units, B units and M units receive a specified return on their investment prior to any distribution in respect of C units or D units. The agreement also establishes an order of priority among the A units, B units and M units, and between the C units and D units.

     The existing LLC agreement also provides that, in connection with an initial public offering, holders of the Existing Units will receive new membership units of a single class in exchange for their Existing Units. The new membership units would be issued in an amount determined by calculating the dollar amount that would have been received by such holders (pursuant to the order of priority referred to above) in the event of a liquidation of the LLC at the enterprise valuation established by the pricing of the IPO. Once a dollar amount of liquidation preference is determined for each holder of Existing
Units, each such holder will receive a number of new membership units with a value that is equivalent to such holder's dollar amount of liquidation preference. All new membership units will be issued from a single class with no priority rights or preferences among them.

     We do not believe that the exchange of Existing Units for new membership units, as described above, will have an accounting impact on the Company or the
LLC.

DESCRIPTION OF CAPITAL STOCK, PAGE 91
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3.   WE NOTE YOUR RESPONSE TO COMMENT 47 IN OUR LETTER DATED JANUARY 4, 2007.
     PLEASE INCLUDE A DETAILED DESCRIPTION OF THE BIOFUEL ENERGY, LLC OPERATING
     AGREEMENT. WE NOTE THAT YOU INTEND TO FILE THE AGREEMENT AS AN EXHIBIT IN A
     SUBSEQUENT AMENDMENT.

     We acknowledge the Staff's comment and confirm that the "BioFuel Energy,
LLC operating agreement" is the "Amended BioFuel Energy, LLC limited liability company agreement" (the "Amended LLC Agreement") described on pages 90-91, 93 and 96-97. The Amended LLC Agreement is in the process of being finalized, and we intend to file it as an exhibit to a subsequent amendment to the Registration
Statement. We believe that the disclosure in the Registration Statement provides a description of all

the provisions of the Amended LLC Agreement that a prospective investor would consider material.

     Please contact the undersigned at (212) 474-1048, or, in my absence, Craig
F. Arcella at (212) 474-1024 or Sarah K.L. Chow at (212) 474-1230, with any questions or comments you may have regarding the Registration Statement.

                                              Very truly yours,

                                              /s/ Ronald Cami

                                              Ronald Cami

Ms. Pamela Long
     Assistant Director
         United States Securities and Exchange Commission
              Division of Corporation Finance
                  100 F Street, N.E.
                      Washington, D.C. 20549-7010